October 2, 2007

Via Overnight Delivery and Facsimile

Jason Wynn, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Organic To Go Food Corporation
Amendment No. 2 to SB-2 Registration Statement
Filed September 24, 2007
SEC File No. 333-144566

Dear Mr. Wynn:

The undersigned respectfully requests that the effective date of the above referenced Registration Statement of Organic To Go Food Corporation (the “Company”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective at 9:00 a.m. (Eastern Standard Time) on the 4th day of October, 2007, or as soon thereafter as practicable.

Further, we acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Lawrence Venick, Esq. at Loeb & Loeb LLP, counsel to the undersigned, at (310) 282-2318.

Organic To Go Food Corporation
/s/ Jason Brown
Jason Brown
Chief Executive Officer

cc: Gerald Chizever, Esq.
Lawrence Venick, Esq.